Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

IFRS	Q2 2012 (2)	Q1 2012 (2)	For the Six-Months Ended April 2012 (2)	For the Year Ended October 2011 (1)
Return on Assets	0.79%	0.91%	0.85%	0.83%
Return on Equity	16.1%	19.7%	17.9%	18.7%
Dividend Payout Ratio	57%	44%	50%	49%
Equity to Asset Ratio	5.46%	5.18%	5.32%	5.05%

(1)	2011 Comparatives have been restated under International Financial Reporting Standards (IFRS).

(2)	Results are from unaudited Interim Condensed Consolidated Financial Statements.

* Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.